Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Contact: Edward F. Lange, Jr. EVP, Chief Financial Officer BRE Properties, Inc. 415.445.6559	Media Contact: Tom Mierzwinski Director of Communications BRE Properties, Inc 415.445.6525

BRE PROPERTIES REPORTS CURRENT EFFECTS OF SOUTHERN

CALIFORNIA WILDFIRES ON ITS APARTMENT COMMUNITIES

—Minor Property Damage Incurred at One San Diego Community —

SAN FRANCISCO (October 28, 2003)—BRE PROPERTIES, INC., (NYSE:BRE) today reported one of its Southern California apartment communities—Montanosa—in the Tierrasanta area of San Diego sustained minor fire damage as a result of the wildfires. No personal injuries were reported.

“Our first priority was the safety of our residents and associates. After our residents and staff were evacuated, we activated our emergency information hotline and set up a customer care center at another BRE property to place residents in temporary housing and respond to their needs,” said Frank C. McDowell, BRE’s president and chief executive officer.

Residents and staff at Montanosa, a 472-unit garden-style apartment community, were evacuated on Sunday, October 26, and allowed to return the following evening. BRE staff resumed business onsite on Monday evening and was available to residents during extended office hours. A preliminary assessment of the fire damage indicates approximately 10 units in two buildings were destroyed. A second BRE apartment community, Mission Trails in the San Carlos area, also was evacuated. No property damage was sustained at Mission Trails, and residents and staff have returned to the community.

BRE Properties believes the losses caused by the wildfires to date are covered under its existing insurance policy and will not have a material effect on the company’s financial condition or operating results. The company expects to begin reconstruction of the property as soon as safety permits.

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About BRE Properties

BRE Properties—a real estate investment trust—develops, acquires and manages apartment communities convenient to its Residents’ work, shopping, entertainment and transit in supply-constrained Western U.S. markets. BRE directly owns and operates 78 apartment communities totaling 22,657 units in California, Arizona, Washington, Utah and Colorado. The company currently has six other properties in various stages of development and construction, totaling 1,120 units, and joint venture interests in two additional apartment communities, totaling 488 units.

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